UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

AEHR TEST SYSTEMS
 (Name of Issuer)

          Common Stock, $0.01 par value per share
 (Title of Class of Securities)

00760J108
 (CUSIP Number)

December 31, 2015
 (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[    ]           Rule 13d-1(b)

[ X ]           Rule 13d-1(c)

[    ]           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Continued on following pages
Page 1 of 9 Pages
Exhibit Index: Page 8

CUSIP No.: 00760J108	Page 2 of 9 Pages

1.	Names of Reporting Persons. WESTERLY CAPITAL MANAGEMENT, LLC
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	520,567
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	520,567
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,567
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person OO

CUSIP No.: 00760J108	Page 3 of 9 Pages

1.	Names of Reporting Persons. CHRISTOPHER J. GALVIN
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [ ]
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power	0
	6.	Shared Voting Power	520,567
	7.	Sole Dispositive Power	0
	8.	Shared Dispositive Power	520,567
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 520,567
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ]
11.	Percent of Class Represented by Amount in Row (9) 4.0%
12.	Type of Reporting Person IN, HC

Page 4 of 9 Pages

Item 1(a).	Name of Issuer:

Aehr Test Systems (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

400 Kato Terrace, Fremont, California  94539

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

i)	Westerly Capital Management, LLC (“Westerly Capital Management”); and

ii)	Christopher J. Galvin (“Mr. Galvin”).
This Statement relates to Shares (as defined herein) held for the accounts of Westerly Partners, L.P., a Delaware limited partnership, and Westerly Partners QP, L.P., a Delaware limited partnership.  Westerly Capital Management serves as investment manager to Westerly Partners, L.P. and Westerly Partners QP, L.P.  Mr. Galvin is the managing member of Westerly Capital Management.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is 201 Mission Street, Suite 580, San Francisco, California  94105.

Item 2(c).	Citizenship:

i)	Westerly Capital Management is a Delaware limited liability company; and

ii)	Mr. Galvin is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities:

Common Stock, $0.01 par value per share (the “Shares”)

Item 2(e).	CUSIP Number:

00760J108

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Page 5 of 9 Pages
Item 4.	Ownership:

Item 4(a)	Amount Beneficially Owned:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of 520,567 Shares.

Item 4(b)	Percent of Class:

As of December 31, 2015, each of the Reporting Persons may be deemed the beneficial owner of approximately 4.0% of Shares outstanding.  (There were approximately 13,164,396 Shares outstanding as of December 31, 2015, according to the Issuer's quarterly report on Form 10-Q, filed January 13, 2016.)

Item 4(c)	Number of Shares as to which such person has:

Westerly Capital Management and Mr. Galvin:
(i) Sole power to vote or direct the vote:	0
(ii) Shared power to vote or direct the vote:	520,567
(iii) Sole power to dispose or direct the disposition of:	0
(iv) Shared power to dispose or direct the disposition of:	520,567

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof each of the Reporting Persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

See disclosure in Item 2 hereof. Certain funds listed in Item 2(a) are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares covered by this Statement that may be deemed to be beneficially owned by the Reporting Persons.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

See disclosure in Item 2 hereof.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Page 6 of 9 Pages

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Page 7 of 9 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTERLY CAPITAL MANAGEMENT, LLC

By: /s/ Christopher J. Galvin
Managing Member

CHRISTOPHER J. GALVIN

/s/ Christopher J. Galvin

February 16, 2016

Page 8 of 9 Pages

EXHIBIT INDEX

Ex.		Page No.

A	Joint Filing Agreement	9

Page 9 of 9 Pages

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Common Stock of Aehr Test Systems dated as of February 16, 2016 is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

WESTERLY CAPITAL MANAGEMENT, LLC

By: /s/ Christopher J. Galvin
Managing Member

CHRISTOPHER J. GALVIN

/s/ Christopher J. Galvin

February 16, 2016